UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

___________________________
FORM 11-K
 _______________________

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2019
Or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 1-4300

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Apache Corporation 401(k) Savings Plan
2000 Post Oak Boulevard, Suite 100
Houston, Texas 77056-4400

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Apache Corporation
2000 Post Oak Boulevard, Suite 100
Houston, Texas 77056-4400

Apache Corporation 401(k) Savings Plan

Financial Statements and Supplemental Schedule
As of December 31, 2019 and 2018 and for the Year Ended December 31, 2019

Report of Independent Registered Public Accounting Firm

To the Retirement Plan Advisory Committee and Plan Participants
Apache Corporation 401(k) Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Apache Corporation 401(k) Savings Plan (the Plan) as of December 31, 2019 and 2018, and the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Plan management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As a part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for purposes of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplementary Information

The supplementary information in the accompanying schedule of assets (held at end of year) as of December 31, 2019 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplementary information is the responsibility of Plan management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplementary information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedules is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL, L.L.P.

We have served as the Plan’s auditor since 2017.

Houston, Texas
June 22, 2020

Apache Corporation 401(k) Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2019	2018
Assets
Receivables:
Notes receivable from participants	$5,437,053	$5,944,024
Contribution receivable	—	1,078,507
Total receivables	5,437,053	7,022,531
Investments, at fair value	646,572,821	552,699,028
Net assets available for benefits	$652,009,874	$559,721,559
See accompanying notes.

Apache Corporation 401(k) Savings Plan

Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2019

Additions:
Employer contributions	$23,485,645
Participant contributions	26,525,526
Rollover contributions	3,689,497
Roth contributions	3,428,861
Net appreciation in fair value of investments	100,828,307
Investment income	20,306,803
Interest income on notes receivable from participants	340,362
Other income	349,082
Total additions	178,954,083
Deductions:
Benefits paid to participants	85,912,355
Administrative fees	753,413
Total deductions	86,665,768
Net increase	92,288,315
Net assets available for benefits at:
Beginning of year	559,721,559
End of year	$652,009,874
See accompanying notes.

Apache Corporation 401(k) Savings Plan

Notes to Financial Statements
December 31, 2019 and 2018
1. Description of Plan
The following description of the Apache Corporation 401(k) Savings Plan (the Plan) is provided only for general information purposes. Participants should refer to the Summary Plan Description for more complete information, a copy of which is available from Apache Corporation (the Company or Employer) or is accessible through the Company’s intranet site.
The Plan is a defined contribution plan, open to all eligible categories of employees and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Contributions
Upon enrollment in the Plan, participants may elect to contribute up to 50 percent of their eligible compensation and will receive Company matching contributions equal to 100 percent of the first eight percent of their contributions. New employees eligible for participation in the Plan are automatically enrolled with a deferral percentage of eight percent and a default investment election to a BlackRock LifePath target date fund as determined by the participant’s date of birth, unless the employee elects not to participate or elects a different deferral percentage or fund option. Participants may also contribute amounts representing rollover distributions from other qualified plans. Participants direct the investment of all contributions to their accounts into various fund options offered by the Plan.
Participant Accounts
Each participant’s account is credited with the participant’s contribution and allocations of (a) the Employer’s contribution and (b) Plan earnings. Participant accounts are charged with an allocation of administrative expenses. Allocations are based on participant earnings, account balances, or specific participant transactions, each as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting
Participants are fully vested in their contributions and all related earnings. Vesting in the employer contribution portion of their accounts and related earnings is based on years of credited service. A participant becomes 20 percent vested after the completion of one year of service and continues to vest 20 percent per year, becoming fully vested after completion of five years of credited service. A participant also becomes fully vested in the event of disability or death, or upon reaching the age of 65. Forfeitures of unvested accounts may be used by the Company to reduce future employer contributions to the Plan or to pay administrative expenses of the Plan. At December 31, 2019 and 2018, forfeited nonvested accounts totaled $163,217 and $594,198, respectively. These accounts will be used to reduce future Company contributions and to pay Plan expenses. During 2019 and 2018, Company contributions were reduced by $2,154,815 and $800,000, respectively, from forfeited nonvested accounts. Also during 2019, Plan expenses of $68,017 were paid from forfeited nonvested accounts.
Notes Receivable from Participants
Participants may borrow from their contributions a minimum of $500. The maximum amount a participant may borrow from their contributions is the lesser of either: (i) $50,000, less the participant’s highest outstanding loan balance during the preceding 12 months, or (ii) 50 percent of their vested account balance. Loans are charged at a rate of interest equal to the current prime lending rate plus one percent and must generally be repaid through payroll deductions within four years.
Benefit Payments
Participants are eligible to receive lump-sum benefits equal to the vested value of their account in the event of retirement, disability, death, or termination of employment.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

Apache Corporation 401(k) Savings Plan
Notes to Financial Statements (Continued)

Administrative Expenses
Certain administrative expenses of maintaining the Plan are paid by the Plan, unless otherwise paid by the Company. Expenses that are paid by the Company are excluded from these financial statements. Fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses. Investment related expenses are included within net appreciation in fair value of investments.
2. Summary of Accounting Policies
Basis of Accounting
The accompanying financial statements of the Plan have been prepared on an accrual basis in accordance with U.S. generally accepted accounting principles (GAAP). Benefit payments are recorded when paid.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates that affect the reported amounts in the financial statements, accompanying notes, and supplemental schedule. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
Fidelity Management Trust Company (FMTC) serves as the Plan’s trustee and holds all investments of the Plan, except for the self-directed brokerage account, which is held by Fidelity Brokerage Services. The brokerage account consists primarily of common stock, mutual funds, and short-term investments.
Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for further discussion of fair value measurements.
The short-term investments are stated at cost, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
Notes Receivable from Participants
Participant loans are recorded on the financial statements as notes receivable from participants at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2019 and 2018. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.
Risks and Uncertainties
The Plan provides for investments in securities which, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.
3. Investments
All investment information disclosed in the accompanying financial statements and supplemental schedule, including investments held at December 31, 2019 and 2018, and investment income and net appreciation in fair value of investments for the year ended December 31, 2019, was obtained or derived from information provided to the plan administrator and certified as complete and accurate by FMTC.
4. Fair Value Measurements
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Apache Corporation 401(k) Savings Plan
Notes to Financial Statements (Continued)

Level 1 – Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.
Level 2 – Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

•	quoted prices for similar assets and liabilities in active markets;

•	quoted prices for identical or similar assets or liabilities in markets that are not active;

•	observable inputs other than quoted prices that are used in the valuation of the assets or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals); and

•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.
Level 3 – Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).
The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measure in its entirety.
The Plan’s valuation methodology used to measure the fair values of corporate stock and mutual funds were derived from quoted market prices as these instruments have active markets. Common collective trust funds are measured at net asset value as determined by the issuer. The net asset value is used as a practical expedient to estimate fair value.
The following tables set forth by level, within the fair value hierarchy, the Plan’s assets carried at fair value:

	Assets at Fair Value as of December 31, 2019
	Level 1	Level 2	Level 3	Total
Company stock	$20,829,262	$—	$—	$20,829,262
Mutual funds	586,357,661	—	—	586,357,661
Brokerage link	19,036,651	—	—	19,036,651
	$626,223,574	$—	$—	$626,223,574
Investments measured at net asset value:
Stable value fund(a)				20,349,247
Total assets at fair value				$646,572,821

	Assets at Fair Value as of December 31, 2018
	Level 1	Level 2	Level 3	Total
Company stock	$25,917,045	$—	$—	$25,917,045
Mutual funds	491,339,194	—	—	491,339,194
Brokerage link	12,796,939	—	—	12,796,939
	$530,053,178	$—	$—	$530,053,178
Investments measured at net asset value:
Stable value fund(a)				22,645,850
Total assets at fair value				$552,699,028

(a)
This category comprises a common collective trust fund (Fidelity Managed Income Portfolio). This fund is primarily invested in guaranteed investment contracts and synthetic investment contracts. Participant-directed redemptions have no restrictions; however, the Plan is required to provide a one-year redemption notice to liquidate its entire share in the fund.

5. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service (IRS) dated January 28, 2015, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualified status. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

Apache Corporation 401(k) Savings Plan
Notes to Financial Statements (Continued)

GAAP requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2019, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
6. Related-Party Transactions
Certain investments of the Plan are managed by Fidelity Investments. FMTC is the trustee of the Plan and, therefore, these transactions qualify as party-in-interest transactions. Additionally, a portion of the Plan’s assets are invested in the Company’s common stock. Because the Company is the Plan sponsor, transactions involving the Company’s common stock qualify as party-in-interest transactions. All of these transactions are exempt from the prohibited transactions rules under ERISA.
7. Subsequent Events
Plan management has evaluated subsequent events for the Plan through June 22, 2020, the date the financial statements were available to be issued, and disclosed the following subsequent events.
Partial Plan Termination
Under ERISA, a partial plan termination may occur if 20 percent or more of plan participants are terminated because of an action taken by the Company. If a partial plan termination occurs, affected participants become fully vested, but the remaining participants' vesting continues to be determined pursuant to the terms of the Plan.
In the fourth quarter of 2019, the Company announced a reorganization of its organizational structure and operations to better position the Company to be competitive for the long-term and further reduce recurring costs. As a result, subsequent to December 31, 2019, the Plan experienced a partial plan termination as defined by ERISA. Accordingly, the Plan expects to pay fully vested benefits to affected plan participants related to the partial plan termination during 2020.
COVID-19
The global economy and the energy industry have been deeply impacted by the effects of the coronavirus disease 2019 (COVID-19) pandemic and related governmental actions beginning in the first quarter of 2020. Due to the global disruption caused by the pandemic, the values of investment securities declined significantly and may continue to be adversely affected. The full impact of the COVID-19 pandemic on the Plan’s participants’ account balances is unknown and cannot be reasonably estimated at the date the financial statements were available for issuance.
Additionally, on March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (CARES Act) was enacted into law. The CARES Act includes provisions that provide for changes to retirement plans. Plan management is in the process of reviewing the CARES Act and any resulting changes to the Plan.

SUPPLEMENTAL SCHEDULE

Apache Corporation 401(k) Savings Plan

Schedule H, Line 4(i) – Schedule of Assets (Held At End of Year)
EIN: 41-0747868 PN: 002
December 31, 2019

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment	Current Value(1)

* Apache Corporation	813,961 shares of common stock	$20,829,262
* Fidelity Investments	Fidelity Puritan Fund K	14,084,760
* Fidelity Investments	Fidelity Cash Reserves Fund	5,569,669
* Fidelity Investments	Fidelity Select Gold Portfolio	491,510
* Fidelity Investments	Fidelity Intermediate Bond Fund	18,570,011
* Fidelity Investments	Fidelity Blue Chip Growth Fund K6	40,438,332
* Fidelity Investments	Fidelity Global ex U.S. Index Fund	13,185,436
* Fidelity Investments	Fidelity Growth Company Fund K	56,895,539
* Fidelity Investments	Fidelity Managed Income Portfolio	20,349,247
* Fidelity Investments	Fidelity 500 Index Fund	87,187,890
* Fidelity Investments	Fidelity Small Cap Index Fund	9,837,585
* Fidelity Investments	Fidelity Low-Priced Stock Fund K6	22,432,121
* Fidelity Investments	Fidelity Real Estate Fund	4,972,158
* Fidelity Investments	Fidelity Investments Money Market Treasury	20,211,564
* Fidelity Investments	Fidelity US Bond Index	11,229,413
* Fidelity Investments	Fidelity Mid Cap Index Fund	10,112,949
BlackRock	BlackRock LifePath Index Retirement Fund	27,865,296
BlackRock	BlackRock LifePath Index 2025 Fund	22,872,250
BlackRock	BlackRock LifePath Index 2030 Fund	23,548,081
BlackRock	BlackRock LifePath Index 2035 Fund	19,029,778
BlackRock	BlackRock LifePath Index 2040 Fund	23,166,000
BlackRock	BlackRock LifePath Index 2045 Fund	22,266,252
BlackRock	BlackRock LifePath Index 2050 Fund	21,561,748
BlackRock	BlackRock LifePath Index 2055 Fund	14,761,608
BlackRock	BlackRock LifePath Index 2060 Fund	2,856,893
Ariel Mutual Funds	Ariel Appreciation Fund	11,047,179
Invesco	Invesco Comstock Fund	22,739,502
Loomis Sayles	Loomis Sayles Core Plus Bond Fund	19,236,180
MFS Fund Distributors, Inc.	MFS International New Discovery Fund	15,440,379
American Beacon	American Beacon Small Cap Value Fund	8,653,675
Morgan Stanley	Morgan Stanley Institutional Fund, Inc. – International Equity Portfolio	16,093,903
* Fidelity Brokerage link	Self-directed brokerage account	19,036,651
* Notes Receivable from Participants	Varying maturity dates and interest rates ranging from 4.25% to 6.50%	5,437,053
		$652,009,874

*	Party-in-interest
(1)	Cost is not applicable as all investments are participant-directed

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Apache Corporation 401(k) Savings Plan

(Name of Plan)

Date:	June 22, 2020	/s/ Brandy Jones
Brandy Jones, Chairperson
Retirement Plan Advisory Committee

INDEX TO EXHIBITS

Exhibit No.	Description

23.1	Consent of Weaver and Tidwell, L.L.P.